Exhibit 5(a)(iii)
EXPENSIFY, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER
The Company accepted for purchase 6,053,023 shares of common stock at $1.20 per share, which will result in an approximate 6.8% reduction in Class A common stock outstanding.

SAN FRANCISCO, CAL.--(BUSINESS WIRE)--June 12, 2026-- Expensify, Inc. (Nasdaq: EXFY) (the “Company”), the easiest way to manage expenses, corporate cards, and travel, today announced the final results of its modified “Dutch auction” tender offer (the “Tender Offer”) to purchase for cash up to $25,000,000 of its outstanding shares of Class A common stock, par value $0.0001 per share (“Class A common stock” or the “shares”), at a price per share not less than $0.98 and not more than $1.20, less any applicable withholding taxes and without interest, which expired at 12:00 midnight, New York City time, at the end of the day on June 10, 2026.

The Company accepted 6,053,023 shares of Class A common stock for purchase at the purchase price of $1.20 per share, for a total cost of $7,263,627.60, excluding fees and expenses related to the Tender Offer. The total number of shares accepted for payment represents approximately 6.8% of the Company’s total outstanding shares of Class A common stock as of June 10, 2026. Based on the final count by the depositary for the Tender Offer, a total of 6,053,023 shares of Class A common stock were validly tendered and not validly withdrawn at or below the price of $1.20 per share. Accordingly, the Company will purchase approximately 100% of the shares of stockholders who submitted auction tenders at a price of $1.20 or less per share and purchase price tenders (other than “odd lot” holders, whose shares will be purchased on a priority basis). The depositary for the Tender Offer will promptly pay for the shares accepted for purchase pursuant to the Tender Offer. Payment for shares purchased will be made in cash, without interest, but subject to applicable withholding taxes. The Company will fund the purchase of shares in the Tender Offer with cash on hand.

Citizens JMP Securities, LLC, is acting as dealer manager for the Tender Offer. The information agent for the Tender Offer is Georgeson LLC, and the depositary is Computershare Trust Company, N.A.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release constitute forward-looking statements, including with respect to the Company’s expectations regarding payment for the shares of Class A common stock purchased in the Tender Offer and the source of financing for those purchases. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Tender Offer. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Expensify’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in Expensify’s filings with the SEC, including Expensify’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Expensify undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

About Expensify. Inc.

Expensify, Inc. (Nasdaq: EXFY) is the easiest way to do your expenses, travel, and corporate cards. Built for businesses of all sizes and trusted by 15 million members worldwide, Expensify is a top-rated app across G2, TrustRadius, Capterra, and more.